C. Robert Monroe PARTNER DIRECT: 816.691.3351 OFFICE: 816.842.8600 bob.monroe@stinson.com

July 18, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jessica Livingston
Office of Financial Services

Re:	CrossFirst Bankshares, Inc. Registration Statement on Form S-1 CIK No. 0001458412

Ladies and Gentlemen,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we are filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with a proposed initial public offering of shares of the Company’s common stock, par value $0.01 per share. The Company confirms that it is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

For your reference, copies of this letter, along with both clean copies of the Registration Statement and copies marked to show all changes from Amendment No. 2 to Draft Registration Statement on Form S-1, which was confidentially submitted by the Company to the SEC on May 9, 2019 (the “Draft Registration Statement”), are being separately provided to the staff of the Division of Corporation Finance (the “Staff”) of the SEC.

In addition to revisions necessary to file the Registration Statement with the SEC, including the addition of filing fee information, signatures and exhibits, the Registration Statement also includes other changes that are intended to update and clarify the information contained therein, including updating information regarding the number of shares of the Company’s common stock outstanding and beneficial ownership of such shares and updating certain other information. We have generally not updated the financial statements or financial information in the Registration Statement. We currently intend to file a Pre-Effective Amendment No. 1 to the Registration Statement with the SEC on or about July 29, 2019 to (i) add the Company’s unaudited financial statements as of and for the six months ended June 30, 2019 and 2018, (ii) provide certain disclosure with respect to the three and six month periods ended June 30, 2019 and 2018, and (iii) update certain pie charts and other charts and graphics to provide information as of or for the three and six month periods ended June 30, 2019.

1201 Walnut Street, Suite 2900, Kansas City, MO 64106

Securities and Exchange Commission
July 18, 2019

If you or any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned by phone at 816.691.3351 or via email at bob.monroe@stinson.com or Scott Gootee of our office by phone at 816.691.3263 or via email at scott.gootee@stinson.com.

Sincerely,

Stinson LLP

/s/ C. Robert Monroe

C. Robert Monroe

cc:	Pamela Long
John Nolan
Christina Harley
Securities and Exchange Commission
David O’Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.